FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 21st, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS Board Names New Candidates

May 21, 2020

MOSCOW, Russia — MTS (NYSE: MBT; MOEX: MTSS), Russia’s leading mobile, media, and digital services provider, announces the decisions reached at the meeting of the Board of Directors (“the Board”) held on May 21, 2020.

At the meeting, the following candidates were nominated for election to the Board at the Annual General Meeting (AGM) of shareholders scheduled for June 24, 2020:

•                  Konstantin Ernst, Independent Director;

•                  Felix Evtushenkov, Member of the Board of Directors, PJSC Sistema, and Chairman of the Board, MTS;

•                  Alexander Galitsky, Independent Director;

•                  Thomas Holtrop, Independent Director;

•                  Shaygan Kheradpir, Independent Director;

•                  Alexey Kornya, Executive Director, MTS President & CEO;

•                  Nadia Shouraboura, Independent Director;

•                  Valentin Yumashev, Independent Director; and

•                  Artyom Zasursky, Vice President for Strategy, PJSC Sistema.

The Board also approved Natalia Mikheeva as Director for Internal Audit & Control.

In addition, the Board recommended that the AGM approve the 2019 MTS Annual Report; MTS Annual Financial Statements, including Profit & Loss Statement; and distribution of profits and losses based on 2019 FY results (including payment of dividends).

Biographies of new board candidates

Konstantin Ernst

Konstantin Ernst is CEO of Channel One Russia, the country’s most-watched TV channel. He has worked in the television industry since 1988, and in 2017 was included in Variety’s list of the top-500 most influential global entertainment leaders.

As a producer, he has received numerous international prizes and awards for his work, which has included overseeing production of Eurovision in Moscow in 2009, as well as serving as creative producer of the opening and closing ceremonies at the 2014 Sochi Winter Olympics.

Konstantin was appointed Channel One CEO in 1999, having earlier served as Executive Producer from 1995. He holds a graduate degree in biology from St. Petersburg State University.

Alexander Galitsky

Alexander Galitsky has been a co-founder and managing partner at Almaz Capital Partners since 2008. He also advises and serves on the board of a broad array of companies, including Parallels, Acronis, S-Terra, NavMaps, EzWIM, Start Telecom, PGP Inc., WikiMart, Yam Labs, UMX, Magnifire (F5), Acumatica, and Alawar. In addition, he is a member of the board of Skolkovo Foundation, as well as a member of the IT Industry Expert Committee of the Russian Ministry of Digital Development, Communications, and Mass Media.

Before joining Almaz Partners, he worked as a venture capitalist and tech-focused entrepreneur at Alfa Group’s Russian Technologies fund from 2005—2007. From 2003—2007 he served as an adviser and independent investor at Start Telecom, NavMaps, Evernote, Parallels, Acronis, SJLabs, S-Terra, Magnifire, and PGP Corporation. He began his career at NPO ELAS, after which he founded multiple startups, including EzWim, TrustWorks, and ELVIS+.

Alexander holds a graduate degree from the Moscow Institute of Electronics (MIET).

Shaygan Kheradpir

Shaygan Kheradpir has been Chairman & CEO of Coriant, Inc. since 2015. He also serves as a member of MTS’s Digital Advisory Committee.

In 2014 he worked as CEO of Juniper Networks and from 2011—2014 as COO of Barclays Bank. From 2000—2010 he served in multiple roles at Verizon, including as CTO and CIO in Telecom.

Shaygan holds bachelor’s, master’s, and doctoral degrees in electrical engineering from Cornell University.

Nadia Shouraboura

Nadia Shouraboura is a member of the supervisory board of X5 Retail Group (Russia) and Ferguson plc (Switzerland), as well as a member of the board of Anko Retail, Inc. (USA) and Tosca (USA).

From 2012—2018 she was founder and CEO of premium clothing retailer Hointer (USA). She earlier held a series of leadership roles in multiple companies from 2004—2012, including as VP for Technology at Amazon overseeing global supply chains and fulfillment, as well as head of systems development at Exelon Power. From 1994—2001 she worked as a Senior Principal Consultant at Diamond Management & Technology (USA). She began her career in 1989 as a robotics engineer at Robcad (Israel).

Nadia holds a bachelor’s degree from Moscow State University, a master’s degree from the University of Tel Aviv, and a PhD in Mathematics from Princeton University.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: May 21st, 2020